Exhibit 99.1

VOTING RESULTS OF THE EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS MEETING HELD ON 17 NOVEMBER 2025

ISTANBUL, November 21, 2025 -- D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces the voting results of the Extraordinary General Assembly of Shareholders (the “EGM”), held on November 17, 2025.

The EGM was duly called and held in accordance with the relevant provisions of the Turkish Commercial Code (the “TCC”) and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives in Such Meetings. A quorum was present at the EGM in accordance with Article 21 of the Company’s Articles of Association and the TCC. On the same date, the Board of Directors resolved to inform the Company’s shareholders of the affirmative outcome of the EGM results, and to notify them that the Company will move forward with the proposed share capital increase process.

EGM Voting Results

Shareholders at the EGM decided the following, by the majority of votes present:

•	To approve the increase of the Company’s current total share capital and matters of pre-emptive rights as per Article 461/2 of the TCC and the amendment of Article 6 of the Company’s Articles of Association titled “Share Capital”;

•	To approve the following amendments to the Articles of Association of the Company, as follows:

i.	the amendment of Article 3 titled “Line of Business and Objective”,
ii.	the amendment of Article 18 titled “General Assembly”,
iii.	the amendment of Article 29 titled “Compliance with Corporate Governance Principles”.

Recommendations

Following voting on the items noted above and in accordance with the agenda of the EGM, the Meeting Chairperson initiated discussion of the following item. At the Annual General Assembly meeting held on 15 September, 2025, the Company’s shareholders appointed DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi as the Company’s independent auditor for the fiscal year 2025. However, due to a clerical error, the details of another DRT entity, i.e., DRT Yeminli Mali Müşavirlik ve Bağımsız Denetim Anonim Şirketi, were mistakenly included in the minutes of the Annual General Assembly meeting. In this regard, it was stated that the Company should carry out the necessary corrective registration procedures with the Istanbul Trade Registry Directorate and other relevant authorities to rectify this clerical error and to correct the records regarding the auditor appointment. The shareholders present at the EGM were asked whether they had any objections to this matter. In response, the shareholders present raised no objections and declared their unanimous agreement to proceed with such corrective registration.

The minutes of the EGM are available on the Company’s Investor Relations website.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to, statements regarding changes to the Company’s Articles of Association. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2024 annual report filed with the SEC on Form 20-F (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P).

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfillment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com